UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Forest City Enterprises, Inc.

(Name of Issuer)

Class B Common Stock, $.33 1/3 par value per share

(Title of Class of Securities)

345550107

(CUSIP Number)

Geralyn M. Presti

Executive Vice President and General Counsel

Forest City Enterprises, Inc.

Terminal Tower, Suite 1100

50 Public Square

Cleveland, OH 44113

(216) 621-6060

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 345550107	13D	Page 2 of 9 Pages

(1)	Names of reporting persons RMS, Ltd.
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Ohio
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 17,893,593
	(8)	Shared voting power 13,500
	(9)	Sole dispositive power 17,893,593
	(10)	Shared dispositive power 13,500
(11)	Aggregate amount beneficially owned by each reporting person 17,907,093
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 88.4%
(14)	Type of reporting person PN

CUSIP No. 345550107	13D	Page 3 of 9 Pages

(1)	Names of reporting persons Powell Partners, Limited
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Ohio
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 13,500
	(8)	Shared voting power 17,893,593
	(9)	Sole dispositive power 13,500
	(10)	Shared dispositive power 17,893,593
(11)	Aggregate amount beneficially owned by each reporting person 17,907,093
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 88.4%
(14)	Type of reporting person OO

CUSIP No. 345550107	13D	Page 4 of 9 Pages

(1)	Names of reporting persons Joseph M. Shafran
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 17,907,093
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 17,907,093
(11)	Aggregate amount beneficially owned by each reporting person 17,907,093
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 88.4%
(14)	Type of reporting person IN

CUSIP No. 345550107	13D	Page 5 of 9 Pages

This Amendment No. 3 to Schedule 13D is being jointly filed by (i) RMS, Limited Partnership, an Ohio limited partnership (“RMS, Ltd.”), (ii) Powell Partners, Limited, an Ohio limited liability company (“Powell Partners”) and (iii) Joseph M. Shafran, a United States citizen (collectively, the “Reporting Persons”). This Amendment No. 3 to Schedule 13D amends the initial statement on Schedule 13D filed on April 5, 1985 (“Original Schedule 13D”), the Amendment No. 1 to Schedule 13D filed on November 11, 2006 (“Amendment No. 1”) and the Amendment No. 2 to Schedule 13D filed on August 24, 2007 (“Amendment No. 2” and together with the Original Schedule 13D, Amendment No. 1 and this Amendment No. 3, the “Schedule 13D”). Collectively, the Reporting Persons beneficially own 17,907,093 shares of Class B Common Stock, par value $.33 1/3 per share (“Class B Common Stock”), representing 88.4% of the outstanding shares of Class B Common Stock.

Item 1. Security and Issuer.

This statement relates to the Class B Common Stock of Forest City Enterprises, Inc., an Ohio corporation (the “Issuer”). The shares of Class B Common Stock owned by the Reporting Persons are convertible on a share-for-share basis into shares of Class A Common Stock, $.33 1/3 par value per share (the “Class A Common Stock”) of the Issuer. The Issuer’s principal executive offices are located at Terminal Tower, Suite 1100, 50 Public Square, Cleveland, Ohio 44113.

Item 2. Identity and Background.

RMS Ltd. is an Ohio limited partnership. RMS Ltd.’s principal business is to hold, manage and administer the Class B Common Stock contributed to it by its partners and any and all other property, rights, privileges, dividends or distributions arising with respect thereto or otherwise acquired by RMS Ltd. The address of RMS Ltd.’s principal business and its principal office is 50 Public Square, Suite 1600, Cleveland, Ohio 44113. Schedule 1 attached hereto and incorporated herein by reference sets forth the name, business address and present principal occupation of each general partner of RMS Ltd. Neither RMS Ltd. nor any of its general partners has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Powell Partners is an Ohio limited liability company. Powell Partners’ principal business is to hold, manage and administer the Class B Common Stock contributed to it by its partners and any and all other property rights, privileges, dividends or distributions arising with respect thereto or otherwise acquired by Powell Partners. The address of Powell Partners’ principal business and its principal office is 2720 Van Aken Blvd., Suite 200, Cleveland, Ohio 44120. Schedule 2 attached hereto and incorporated herein by reference sets forth the name, business address and present principal occupation of each member of Powell Partners. Neither Powell Partners nor any of its members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Joseph M. Shafran’s business address is 2720 Van Aken Blvd., Suite 200, Cleveland, Ohio 44120. Mr. Shafran serves as President of Paran Management Company, Ltd. whose principal office is located at 2720 Van Aken Blvd., Suite 200, Cleveland, Ohio 44120. During the last five years, Mr. Shafran has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or

CUSIP No. 345550107	13D	Page 6 of 9 Pages

mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

On April 15, 2010, RMS Ltd. converted 11,900 shares of its Class B Common Stock into shares of Class A Common Stock. The shares of Class A Common Stock were then distributed to the Ruth Miller 1989 Grandchildren’s Trust Agreement dated December 1, 1989 FBO Caroline Miller. The Ruth Miller 1989 Grandchildren’s Trust Agreement dated December 1, 1989 FBO Caroline Miller is a limited partner of RMS, Ltd. All of the 11,900 Class A Common Stock shares were then sold on April 21, 2010.

On July 21, 2010, RMS Ltd. converted 100,000 shares of its Class B Common Stock into shares of Class A Common Stock. The shares of Class A Common Stock were then distributed to the Berimore Company, a general partnership. The Berimore Company is a limited partner of RMS Ltd. On September 21, the Berimore Company distributed 100,000 shares of Class A Common Stock to one of its general partners, Mr. Joseph M. Shafran.

On April 11, 2011, RMS Ltd. converted 160,000 shares of its Class B Common Stock into shares of Class A Common Stock. The shares of Class A Common Stock were then distributed to the Max Ratner Family 1999 Irrevocable Trust Agreement dated December 28, 1999 FBO Adam Ratner. The Max Ratner Family 1999 Irrevocable Trust Agreement dated December 28, 1999 FBO Adam Ratner is a limited partner of RMS Ltd.

On September 14, 2012, RMS Ltd. converted 600,000 shares of its Class B Common Stock into shares of Class A Common Stock. The shares of Class A Common Stock were then distributed to the Berimore Company, a general partnership. The Berimore Company is a limited partner of RMS, Ltd. On September 21, 2012, Berimore distributed 100,000 shares of Class A Common Stock to Joan Shafran, a general partner of RMS, Ltd. On September 21, 2012, the Berimore Company distributed 100,000 shares of Class A Common Stock to Krulak Management, LLC, an Ohio limited liability company. Krulak Management, LLC is a member of the Berimore Company. Krulak Management then distributed 100,000 shares of Class A Common Stock to Paula S. Krulak. Ms. Krulak is a member of Powell Partners, Limited, an Ohio limited liability company that currently holds shares of Class B Common Stock of the Issuer and is a member of a “group,” as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, with RMS Ltd. On September 21, 2012, the Berimore Company distributed 149,000 shares of Class A Common Stock to Mr. Joseph M. Shafran, a general partner of Berimore. Mr. Shafran then directed the shares of Class A Common Stock to Key Bank for collateral on a loan. The remaining 251,000 shares of Class A Common Stock are held by the Berimore Company.

Item 5. Interest in Securities of the Issuer.

(a)-(c) Based on the 20,258,777 shares of Class B Common Stock outstanding as of September 21, 2012, RMS Ltd. may be deemed to beneficially own 17,907,093, or 88.4%, of the Issuer’s outstanding shares of Class B Common Stock. RMS Ltd. has the sole power to vote or direct the vote and to dispose or direct the disposition of 17,893,593 shares of Class B Common Stock that RMS Ltd. may be deemed to beneficially own. As a member of a group with Powell Partners, Limited and Joseph M. Shafran, RMS Ltd. may be deemed to share voting and dispositive power with respect to 13,500 shares of Class B Common Stock held by Powell Partners. Powell Partners has the sole power to vote or direct the vote and to dispose or direct the disposition of 13,500 shares of Class B Common Stock that Powell Partners may

CUSIP No. 345550107	13D	Page 7 of 9 Pages

be deemed to beneficially own. Mr. Joseph M. Shafran has the sole power to vote or direct the vote and to dispose or direct the disposition of 0 shares of Class B Common Stock that Mr. Shafran may be deemed to beneficially own.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

RMS Ltd. is managed by seven general partners who represent five family branches. Under the partnership agreement of RMS Ltd., the voting power of the general partners representing a family branch is determined by dividing the interest of the family branch they represent by the aggregate interests of all family branches. The voting power of the general partner or general partners representing a family branch may not be divided or apportioned but must be voted together as a whole. If the general partners representing a family branch are unable to agree on how to vote that branch, the voting power of the other general partners is computed without reference to the voting power otherwise available to that family branch. General partners holding 60% of the total voting power (excluding the voting power of a family branch, if any, unable to agree on how to vote on a particular matter) of RMS Ltd. determine how to vote the Class B Common Stock held by RMS Ltd.

In addition, four of the general partners of RMS Ltd. (representing two of the five family branches) are parties to a voting agreement dated December 16, 1999. In that agreement, the parties agreed to exercise their voting power in concert with respect to the voting of the shares of Class B Common Stock held by RMS Ltd. Under this agreement, each family branch that is a party is deemed to hold one-half of the combined voting power so that each family branch has an equal vote.

A partner in RMS Ltd. may transfer all or part of his or her interest in the partnership to a member of his or her family branch. If the partner desires to have all or a portion of his or her interest in the partnership redeemed, desires to transfer al or part of his or her interest to a person other than a permitted transferee, becomes bankrupt or ceases to meet the requirements for permitted transferee status, the interest in the partnership will be deemed to be offered for sale on terms specified in the partnership agreement. The interest will first be offered to a member of such partner’s family branch, then to members of the other family branches.

The Issuer, RMS Ltd., Powell Partners, Joseph M. Shafran and Bruce C. Ratner entered into a Voting Agreement dated as of November 8, 2006. Under this agreement, Bruce C. Ratner was appointed as a “Class B” director of the Issuer on February 1, 2007. RMS Ltd., Powell Partners and Mr. Shafran agreed to vote for the election of Bruce C. Ratner to the Issuer’s Board of Directors at the next regularly scheduled shareholder meeting and at each subsequent meeting of shareholders. The Voting Agreement will terminate in the event (i) of Bruce C. Ratner’s death or a physical or mental incapacity that prevents him from performing all duties required of a director of the Issuer, or (ii) that (A) in the case that Bruce C. Ratner is an employee of the Issuer’s New York strategic business unit, Bruce C. Ratner and his affiliates no longer hold at least 1.5 million Class A Common Units in Forest City Master Associates III, LLC (or stock issued upon exchange of the Class A Common Units) or (B) in the case that Bruce C. Ratner is no longer an employee of the Issuer’s New York strategic business unit, Bruce C. Ratner and his affiliates no longer hold at least 2.5 million Class A Common Units in Forest City Master Associates III, LLC (or stock issued upon exchange of Class A Common Units), or (iii) that Bruce C. Ratner materially breaches either the non-competition covenant contained in his then current employment agreement with the Issuer or any written policy generally applicable to all members of the Issuer’s Board of Directors, subject to notice and an opportunity to contest or cure such breach.

CUSIP No. 345550107	13D	Page 8 of 9 Pages

Item 7. Material to Be Filed as Exhibits.

Exhibit 99.1—Voting Agreement, dated November 8, 2006, by and among Forest City Enterprises, Inc., RMS, Limited Partnership, Powell Partners, Limited, Joseph M. Shafran and Bruce C. Ratner (incorporated by reference to Exhibit 99.1 to the Schedule 13D, dated November 17, 2006, of RMS Ltd., Powel Partners and Mr. Shafran).

Exhibit 99.2—Joint Filing Agreement, dated September 28, 2012, by and among RMS, Limited Partnership, Powell Partners, Limited and Joseph M. Shafran.

CUSIP No. 345550107	13D	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 28, 2012	RMS, Limited Partnership, an Ohio limited partnership

/s/ Abraham Miller

Abraham Miller, a general partner

/s/ Joan K. Shafran

Joan K. Shafran, a general partner

POWELL PARTNERS, LIMITED, an Ohio limited
liability company

/s/ Joseph M. Shafran

Joseph M. Shafran, Trustee, a member

/s/ Joan K. Shafran

Joan K. Shafran, a member

/s/ Paula Shafran Krulak

Paula Shafran Krulak, a member

Joseph M. Shafran, individually

/s/ Joseph M. Shafran

Joseph M. Shafran

SCHEDULE 1

GENERAL PARTNERS OF

RMS, LIMITED PARTNERSHIP

Listed below are the names and principal occupations of each of the general partners of RMS, Limited Partnership. Each partner’s business address is 50 Public Square, Suite 1600, Cleveland, Ohio 44113.

General Partners	Principal Occupation
Samuel L. Miller	Co-Chairman Emeritus of Forest City Enterprises, Inc.

Abraham Miller	President of Barb’s Graffiti, Inc.

Brian J. Ratner	President of Forest City Texas, Inc.

Charles A. Ratner	Chairman of the Board of Forest City Enterprises, Inc.

Deborah Ratner-Salzberg	President – Forest City Washington, Inc.

Ronald A. Ratner	President and CEO – Forest City Residential Group, Inc.

Joan K. Shafran	Chief Operating Officer, Powell Partners, Limited and Executive Managing Partner, The Berimore Co.

SCHEDULE 2

MEMBERS OF

POWELL PARTNERS, LIMITED

Listed below are the names and principal occupations of each of the members of Powell Partners, Limited. Each member’s business address is 2720 Van Aken Blvd., Suite 200, Cleveland, Ohio 44120.

Members	Principal Occupation
Joseph M. Shafran	President of Paran Management Company, Ltd.

Joan K. Shafran	Chief Operating Officer, Powell Partners, Limited and Executive Managing Partner, The Berimore Co.

Paula Shafran Krulak	Private Investor